Exhibit 99.1

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Press Release

20th April 2021

Manchester United Withdraw

From European Super League

Manchester United will not be participating in the European Super League.

We have listened carefully to the reaction from our fans, the UK government and other key stakeholders.

We remain committed to working with others across the football community to come up with sustainable solutions to the long-term challenges facing the game.

ENDS

Enquiries:

Charlie Brooks	+44 (0) 7881 268501
Manchester United	charlie.brooks@manutd.co.uk

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year heritage we have won 66 trophies, enabling us to develop the world’s leading sports brand and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.